# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Polar Power, Inc., CIK 0001622345
CUSIP: 73102V105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 249 E. GARDENA BOULEVARD, GARDENA, California (CA), 90248
Date of event which requires filing of this statement: 10/06/2026
Filed by CIK 0002160818
Persons authorized to receive notices and communications: Chris Mayer, c/o CL Investment, 249 E. Gardena Boulevard, Gardena, California (CA), 90248, (310) 830-9153

## Reporting persons
- Chris Mayer (CIK 0002160818): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 478,281; sole dispositive power 0; shared dispositive power 478,281; aggregate amount beneficially owned 478,281 (9.99% of the class)
  Comment: (1) Consists of securities held by CL Investment Group LLC ("CL Investment"), of which Chris Mayer is the managing member with voting and dispositive authority, consisting of (a) shares of Common Stock issuable upon conversion of 833 shares of Series A Convertible Preferred Stock (aggregate stated value of $833,000), convertible at 90% of the lowest volume-weighted average price of the Common Stock for the seven consecutive trading days preceding conversion, subject to a floor price; (b) 227,182 shares of Common Stock issuable upon exercise of warrants; and (c) shares of Common Stock issuable upon conversion of a convertible promissory note in the principal amount of $82,500, in each case subject to a 9.99% beneficial ownership limitation and a 19.99% cap pending stockholder approval. The amount reported in Row 11 reflects the maximum number of shares the Reporting Persons may acquire within 60 days giving effect to the 9.99% beneficial ownership limitation, and excludes shares issuable upon conversion or exercise in excess of such limitation. (2) Based on 3,851,684 shares of Common Stock of the Issuer outstanding as of August 17, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed on August 18, 2026, plus the shares of Common Stock issuable to the Reporting Persons as described in clause (1), in accordance with Rule 13d-3(d)(1)(i).
- CL Investment Group LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 478,281; sole dispositive power 0; shared dispositive power 478,281; aggregate amount beneficially owned 478,281 (9.99% of the class)
  Comment: See footnotes (1) and (2) to the cover page of Chris Mayer, which are incorporated herein by reference.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Polar Power, Inc.
Address of issuer's principal executive offices: 249 E. GARDENA BOULEVARD, GARDENA, California (CA), 90248

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by (i) Chris Mayer and (ii) CL Investment Group LLC, a Delaware limited liability company ("CL Investment" and, together with Mr. Mayer, the "Reporting Persons").
Residence or business address: The business address of each Reporting Person is 249 E. Gardena Boulevard, Gardena, California 90248.
Present principal occupation or employment: Mr. Mayer is the Co-Chief Executive Officer of the Issuer, the President and Chief Executive Officer of CM Capital Management, LLC, the Chief Executive Officer of CM Fabrication, LLC and the Chief Executive Officer of Windows Distillery, LLC, and is the managing member of CL Investment. The principal business of CL Investment is investing in securities.
Criminal convictions in the last five years: During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Mayer is a citizen of the United States. CL Investment is organized under the laws of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On July 29, 2026, CL Investment entered into a Securities Purchase Agreement with the Issuer (the "Purchase Agreement"). On August 5, 2026, pursuant to the Purchase Agreement, CL Investment acquired 833 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred") (representing an aggregate stated value of $833,000), at a purchase price equal to 90% of the stated value, for an aggregate subscription amount of $749,700, together with warrants to purchase 227,182 shares of Common Stock at an exercise price of $1.65 per share, exercisable at any time and expiring on the third anniversary of issuance (the "Warrants"). On August 28, 2026, CL Investment acquired a convertible promissory note in an aggregate principal amount of $82,500 (the "Note") for aggregate consideration of $75,000. The source of funds for each purchase was the working capital of CL Investment.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the securities described herein for investment purposes. On October 6, 2026, the Board of Directors of the Issuer (the "Board") appointed Mr. Mayer as Co-Chief Executive Officer of the Issuer, effective immediately. In that capacity, Mr. Mayer is responsible for the Issuer's corporate strategy and growth, consolidated financial performance, budgeting and profitability, fundraising, investor relations and capital markets, capital allocation and strategic investments, and Board communication. Pursuant to the Purchase Agreement, CL Investment has the right to designate one person for appointment or election to the Board, and designated Lewis Wilks, who serves as a director of the Issuer. As a result of his position, Mr. Mayer may, in the ordinary course, participate in or influence decisions of the Issuer, including with respect to capital raising, financings, acquisitions, dispositions or other strategic transactions, which could relate to or result in one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and reserve the right to change their plans or intentions and to take any and all actions with respect to the Issuer's securities that they deem appropriate, subject to applicable law and the Issuer's policies.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 3,851,684 shares of Common Stock outstanding as of August 17, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, plus the shares of Common Stock issuable to the Reporting Persons upon conversion or exercise of the securities described in Item 3, in each case giving effect to the 9.99% beneficial ownership limitation described in footnote (1) to the cover pages. The percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Mr. Mayer, as managing member of CL Investment, has voting and dispositive authority over the securities held by CL Investment and may be deemed to share beneficial ownership of such securities with CL Investment.
Transactions in the class effected during the past sixty days: On August 28, 2026, CL Investment acquired the Note from the Issuer in a private transaction for aggregate consideration of $75,000, as described in Item 3. Except as set forth herein, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Chris Mayer is the Co-Chief Executive Officer of Polar Power, Inc.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement, dated as of [X], 2026, between Chris Mayer and CL Investment Group LLC (filed herewith). Exhibit 99.2 - Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on August 11, 2026). Exhibit 99.3 - Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed with the SEC on July 16, 2026), as corrected by the Certificate of Correction (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed with the SEC on July 28, 2026). Exhibit 99.4 - Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on August 11, 2026). Exhibit 99.5 - Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on August 11, 2026). Exhibit 99.6 - Convertible Promissory Note, dated August 28, 2026 (incorporated by reference to [X]).

## Signatures
- Chris Mayer: /s/ Chris Mayer, Chris Mayer, an Individual (10/21/2026)
- CL Investment Group LLC: /s/ Chris Mayer, Chris Mayer, Managing Member, CL Investment Group LLC (10/21/2026)